Exhibit 99.1

Genius Group files Rights Offering Prospectus Supplement to increase Bitcoin Treasury

SINGAPORE, January 22, 2025 - Genius Group Limited (NYSE American: GNS) (“Genius Group” or the “Company”), a leading AI-powered, Bitcoin-first education group has filed its Prospectus Supplement for its recently announced rights offering, with 100% of net proceeds going towards buying Bitcoin for its Bitcoin Treasury.

The Prospectus Supplement can be viewed at this link.

The Company has provided a guide for shareholders on the rights offering, together with links to the company’s recent Investor Call, Investor Presentation and FAQs which can be viewed here.

The Company will conduct an investor call and webcast to discuss the rights issue, together with the Company’s Bitcoin Treasury Strategy and 2025 outlook. The call will take place on Wednesday, January 22, 2025, at 6.00pm Eastern Time and will be hosted by the Company’s CEO, Roger Hamilton.

The live webcast of the call, and subsequent replay, will be available at this link.

A link to the script, investor deck and recording will be available after the live webcast at https://ir.geniusgroup.net/

About Genius Group

Genius Group (NYSE: GNS) is a Bitcoin-first business delivering AI powered, education and acceleration solutions for the future of work. Genius Group serves 5.4 million users in over 100 countries through its Genius City model and online digital marketplace of AI training, AI tools and AI talent. It provides personalized, entrepreneurial AI pathways combining human talent with AI skills and AI solutions at the individual, enterprise and government level. To learn more, please visit www.geniusgroup.net.

For more information, please visit https://www.geniusgroup.net/

Forward-Looking Statements

Statements made in this press release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by the use of words such as “may,” “will”, “plan,” “should,” “expect,” “anticipate,” “estimate,” “continue,” or comparable terminology. Such forward-looking statements are inherently subject to certain risks, trends and uncertainties, many of which the Company cannot predict with accuracy and some of which the Company might not even anticipate and involve factors that may cause actual results to differ materially from those projected or suggested. Readers are cautioned not to place undue reliance on these forward-looking statements and are advised to consider the factors listed above together with the additional factors under the heading “Risk Factors” in the Company’s Annual Reports on Form 20-F, as may be supplemented or amended by the Company’s Reports of a Foreign Private Issuer on Form 6-K. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events, new information or otherwise. No information in this press release should be construed as any indication whatsoever of the Company’s future revenues, results of operations, or stock price. This communication is not an offer to sell or the solicitation of an offer to buy any securities. Any such offer can only be made by means of a prospectus. The prospectus is available at https://ir.geniusgroup.net/sec-filings/all-sec-filings##document-716-0001493152-25-003099-2 or by contacting the contact set forth below.

Contacts

MZ Group - MZ North America
(949) 259-4987
GNS@mzgroup.us
www.mzgroup.us